Annual Shareholder Meeting Results:

The Funds held their joint annual meeting of shareholders on December 18, 2009. Common/Preferred shareholders voted as indicated below:

								Withheld
					Affirmative		Authority

California Municipal II
Re-election of Robert E. Connor
Class I to serve until 2012 		 26,616,435 		1,428,355
Re-election of William B. Ogden IV
Class I to serve until 2012 		 26,609,463		1,435,327
Re-election of Hans W. Kertess*
Class I to serve until 2012 		      4,109		       69

Messrs. Paul Belica, John C. Maney+, James A. Jacobson and R. Peter Sullivan, III continue to serve as Trustees of the Funds

* Preferred Shares Trustee
+ Interested Trustee